Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2018
Earnings
Income before income taxes	$1,286
Add/(Deduct):
Equity in net income of affiliated companies	(12)
Dividends from affiliated companies	—
Fixed charges excluding capitalized interest	1,914
Earnings	$3,188

Fixed charges
Interest expense	$1,909
Interest portion of rental expense	5
Capitalized interest	1
Total fixed charges	$1,915

Ratios
Ratio of earnings to fixed charges	1.7